UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-51351

(Check One)

☐Form 10-K and Form 10-KSB ☐ Form 11-K ☐Form 20-F ☒Form 10-Q and Form 10-QSB  ☐Form N-SAR

For period ended March 31, 2006

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Report on Form 20-F
☐	Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR

For the transition period ended__________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

PART I — REGISTRANT INFORMATION

Full name of registrant: CB Financial Corporation

Former name if applicable__________________________________

Address of principal executive office (Street and number): 3710 Nash Street North

City, state and zip code: Wilson, North Carolina 27896-1120

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-SCR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is unable to complete and file its Quarterly Report on Form 10-QSB for the period ended March 31, 2006 by May 15, 2006 without unreasonable expense and effort. The Company is working diligently to complete the Report as expeditiously as possible. Accordingly, the Company is unable to file the Form 10-QSB within the prescribed time period.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Norman B. Osborn    (252) 243-5588
(Name)    (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CB Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2006	By:	/s/ Norman B. Osborn
Norman B. Osborn
President and Chief Executive Officer